September 22, 2014

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (the “Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. O’Neal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 80 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson International Select Equity Fund and the Henderson International Long/Short Equity Fund (each, a “Fund”) filed on EDGAR on July 11, 2014 that were provided to me by telephone on August 28, 2014 by the staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the staff’s comments and the Registrant’s responses.

Henderson International Select Equity Fund & Henderson International Long/Short Equity Fund

1.          Comment:  The Commission has requested that the Registrant include a contingent deferred sales charge (CDSC) of 1.00% for Class A shares in the “Summary-Fees and Expenses Table” of each Fund.  This CDSC is described in the section entitled “Description of Share Classes-Applicable Sales Charge-Class A Shares” of the Prospectus for the Fund, footnote (a) discloses that “Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. Please note if a client or financial intermediary is unable to provide account verification on purchases receiving million dollar breakpoints due to rights of accumulation, sales commissions will be forfeited.  Purchases eligible for sales charge waivers as described under “Sales Charge Waivers – Class A Shares” are not eligible for sales commissions on purchases of $1 million or more.”

Response:  The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote and not in the applicable line item to the “Shareholder Fees” table because it only applies to a limited number of shareholders based on their particular circumstances.

2.          Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for each Fund, the Commission has requested that the Registrant confirm if the

Fund will have Acquired Fund Fees and Expenses.  If yes, please include the disclosure required by Instruction 3(f) of Item 3 of Form N-1A.

Response:  Each Fund expects to gain exposure to various asset classes through investment in exchange traded funds and other investment companies, as necessary. Accordingly, this risk has been disclosed in the “Fund Summary-Principal Investment Strategies” section of the Prospectus for each Fund. Accordingly, we have updated the section entitled “Fund Summary-Fees and Expenses of the Fund” to include a line item for Acquired Fund Fees and Expenses based on the expected level of exposure to underlying fund(s) as set forth in Instruction 3(f) of Item 3 of Form N-1A.

3.          Comment:  The Commission has requested that the Registrant complete the annual fund operating expenses table in the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for each Fund as required by Item 3 of Form N-1A.
The Commission has requested the disclosure be provided in this letter.

Response:  The annual fund operating expenses table for each Fund is set forth below.

Henderson International Select Equity Fund:

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares
Management Fees	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses (c)	1.72%	1.72%	1.72%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.63%	3.38%	2.38%
Fee Waiver and/or Expense Reimbursement (e)	(1.48)%	(1.48)%	(1.48)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%	1.90%	0.90%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)	Other Expenses are based on estimated amounts since the Fund has not yet commenced operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The estimates are based on the expected exposure to underlying investment companies and use the net expense ratio in the most recent publicly available financial statements for the underlying fund(s). Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.89% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

Henderson International Long/Short Equity Fund:

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses (c)	2.06%	2.06%	2.06%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%
Dividend and interest expense on securities sold short (e)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	3.59%	4.34%	3.34%
Fee Waiver and/or Expense Reimbursement (f)	(1.81)%	(1.81)%	(1.81)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.78%	2.53%	1.53%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)	Other Expenses are based on estimated amounts since the Fund has not yet commenced operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The estimates are based on the expected exposure to underlying investment companies and use the net expense ratio in the most recent publicly available financial statements for the underlying fund(s). Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies.

(e)
Dividend expense on securities sold short refers to paying the value of dividends to the securities’ lenders. Interest expense on securities sold short arises from the use of short sale proceeds to invest more than 100% of the fund’s net assets in long positions.

(f)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses and Dividend and interest expense on securities sold short) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 1.50% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

4.          Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus, the last sentence of footnote (d) for the International Select Fund and footnote (e) for the International Long/Short Fund states that “The Fund’s Expense Limitation Agreement will remain in effect through July 31, _____.”  Please confirm that the Expense Limitation Agreement is effective for at least a year from the date of the Prospectus as required by Instruction 3(e) of Form N-1A.  Please confirm that only the Board may terminate this waiver early.  Please confirm if such fee waiver allows for recoupments. Please confirm that the fee waiver will only be used to limit total annual ordinary operating expenses, less distribution and service fees.

Response:  The Registrant will amend the sentence to read:  “The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.”  The Registrant confirms that the waiver may only be terminated before July 31, 2020 by the Board.  The waiver does not allow for recoupments. The Registrant confirms that waiver operates to limit ordinary total operating expenses incurred by a Fund in any fiscal year, including, but not limited to, Fund investment advisory fees, but excludes distribution and services fees and such other fees and expenses as set forth in the Expense Limitation Agreement relating to each Fund.

5.          Comment:  The Commission has requested that the Registrant confirm that in drafting the disclosure for “Derivatives” Risk in the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund that the Registrant considered the instructions in the staff’s letter to the Investment Company Institute dated July 30, 2010.

Response:  The Registrant confirms that in drafting the disclosure for “Derivatives Risk” in the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund that the Registrant considered the instructions in the staff’s letter to the Investment Company Institute dated July 30, 2010.

6.          Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for each Fund, it states that:  “[t]here is no stated limit on the Fund’s use of derivatives.” The Commission has requested that the Registrant clarify this disclosure to indicate the limits of each Fund’s use of derivatives.

Response:  The statement noted by the staff is intended to inform prospective investors that, in implementing the Fund’s investment program, the Fund’s portfolio managers may engage in derivatives transactions without being subject to a stated limit (i.e., to the full extent permitted by the Investment Company Act and applicable rules thereunder). Accordingly, the

Registrant believes that the current disclosure in the Prospectus is appropriate and thus, the Registrant respectfully declines to modify the disclosure in response to the staff’s comment.

7.         Comment:  The Commission has requested that the Registrant confirm that there is no minimum investment for subsequent purchases of shares of the Funds.

Response:  The Registrant so confirms.

8.         Comment:  In the section entitled “Additional Information about Investment Strategies and Risks-Temporary Defensive Investments” of the Prospectus for each Fund, it states that:

As a temporary measure for defensive purposes, the Fund may invest up to 100% of its assets in other types of securities such as nonconvertible debt securities, government and money market securities of US and non-US issuers, or hold cash. The Fund may make these investments or increase its investment in these securities when the manager is unable to find enough attractive long-term investments, to reduce exposure to the Fund’s primary investments when the manager believes it is advisable to do so, to meet anticipated levels of redemption or when adverse market, economic or political conditions exist.

The Commission has noted that a Fund may not convert 100% of its assets to cash for the purposes of meeting anticipated levels of redemptions. The Commission has requested that the Registrant revise this disclosure accordingly.

Response:  The Registrant respectfully declines to incorporate the staff's comment.  The Registrant believes that the current disclosure in the Prospectus accurately reflects the Fund’s temporary defensive investment strategy. Therefore, the Registrant does not believe it is appropriate to change the disclosure.

9.         Comment:  The Commission has requested that the Registrant confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

Response:  The Registrant confirms that the Fund will cover the full notional value with respect to a written (i.e. “sell protection”) credit default swap transaction.

10.       Comment:  In the section entitled “Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund, please disclose whether the Fund will provide notice to the shareholders if the Fund changes its investment objective.

Response:  The Registrant has revised the disclosure as requested.

Henderson International Select Equity Fund

11.        Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, it states that:  “The Fund does not limit its investments to companies of any particular size and may invest a significant portion of its assets in smaller and less seasoned issuers, including through initial public offerings and private placements. However, in an attempt to reduce portfolio risks, the manager generally will invest across countries, industry groups and/or securities.”  The Commission has requested that the Registrant clarify this disclosure by replacing “manager” with “Fund” or “portfolio manager.”

Response:  The Registrant has revised the disclosure as requested.

12.        Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, it states that: “The Fund may also buy debt securities, primarily convertible debt securities, issued by foreign companies.”  The Commission has requested that the Registrant revise this disclosure to indicate the maturity strategy and credit quality of these debt securities.

Response:  The Fund has no limit on the maturity range or credit quality of debt securities. If, in the future, the Fund adopts limits to maturity range or credit quality of these securities, the Registrant will revise the disclosure as requested.

13.        Comment:  The Commission has requested that, if the Fund intends to invest in debt securities, the Registrant includes “Credit Risk” and “Interest Rate Risk” in the section entitled “Fund Summary-Principal Investment Risks.”

Response:  The Registrant respectfully declines to incorporate the staff's comment.
The Registrant  notes that “Credit Risk” and “Interest Rate Risk” are included in section entitled “Additional Information about Investment Strategies and Risks-Investment Risks.”

Henderson International Long/Short Equity Fund

14.        Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, it states that: “The Fund may also invest in fixed income securities of U.S. and non-U.S. companies, including below investment grade securities (sometimes referred to as “junk bonds”).”  The Commission has requested that the Registrant revise this disclosure to indicate the maturity strategy of these debt securities.

Response:  The Fund has no limit on the maturity range of its fixed income investments. If, in the future, the Fund adopts limits to maturity range of these securities, the Registrant will revise the disclosure as requested.

15.        Comment:  The Commission has requested that, if the Fund intends to invest in debt securities, the Registrant includes “Credit Risk” and “Interest Rate Risk” in the section entitled “Fund Summary-Principal Investment Risks.”

Response:  The Registrant respectfully declines to incorporate the staff's comment.
The Registrant  notes that “Credit Risk” and “Interest Rate Risk” are included in section entitled “Additional Information about Investment Strategies and Risks-Investment Risks.”

Statement of Additional Information

16.        Comment:  The Commission has requested that the Registrant revise the section entitled “Investment Restrictions” with respect to the Henderson International Select Equity Fund to correct certain duplicative disclosure.

Response:  The Registrant has revised the disclosure as requested.

17.        Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Fund, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3153.

Sincerely,

/s/ Timothy J. Burdick
Timothy J. Burdick
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of the Registrant to comments you provided by phone on August 28, 2014 with respect to Post-Effective Amendment No. 80 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on July 11, 2014, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on August 28, 2014.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough Secretary of Henderson Global Funds